1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL
adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

January 12, 2018

VIA EDGAR CORRESPONDENCE

Jeffrey W. Long

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                             Lattice Strategies Trust (1940 Act File No. 811-23002) (the “Registrant”)

Dear Mr. Long:

We are writing in response to comments you provided telephonically on behalf of the Disclosure Review and Accounting Office of the U.S. Securities and Exchange Commission (the “Staff”) to Alice A. Pellegrino, Alexander Karampatsos, and me on December 7, 2017 with respect to the Annual Report for certain series of the Registrant for the period ended September 30, 2016 filed on Form N-CSR on December 9, 2016.(1)  Unless explicitly provided, we understand that your comments are intended to apply to disclosure in the Registrant’s future filings. On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter.  To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the Annual Report or the Registrant’s Registration Statement, as applicable.

Comment 1:                           Each Fund uses a custom proprietary index that is sponsored by the Adviser as its primary benchmark. The Staff does not believe such an index may be used as a primary benchmark index.  Please see Instruction 5 to Item 27(b)(7) of Form N-1A. In subsequent Form N-CSR filings and in subsequent post-effective amendments to the Registration Statement, please revise the disclosure to include

(1)                                 You reviewed the following series of the Registrant: Hartford Multifactor Developed Markets (ex-US) ETF, Hartford Multifactor Emerging Markets ETF, Hartford Multifactor US Equity ETF, Hartford Multifactor Global Small Cap ETF (each, a “Fund” and, collectively, the “Funds”).

a “broad-based securities market index” as each Fund’s primary benchmark index.

Response 1:                              The Registrant is not aware of any authoritative guidance from the SEC or the Staff indicating that a custom proprietary index cannot represent an “appropriate broad-based securities market index” as that term is used in Form N-1A; however, the Registrant believes its approach is consistent with the limited authoritative guidance from the SEC and the Staff regarding the definition and purpose of an “appropriate broad-based securities market index.”

Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.”  Each Fund’s primary benchmark index is administered by Solactive AG, which is not an affiliated person of the Fund, its investment adviser, or its principal underwriter. Accordingly, we respectively submit that each Fund’s primary benchmark satisfies the Form N-1A definition.

The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”(2)    In rejecting the mandatory use of peer group comparisons for all funds, the SEC stated that “[t]he index comparison requirement is designed to show how much value the management of the fund added by showing whether the fund ‘out-performed’ or ‘under-performed’ the market, and not so much whether one fund ‘out-performed’ another.”(3)    The SEC has also stated that a “broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate” and that an “index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.” (4)  The Registrant respectfully notes that each Fund’s custom proprietary benchmark index reflects the markets in which the Fund principally invests, and is not “composed of securities of firms in a particular industry or group of related industries.”

(2)         Registration Form Used by Open-End Management Investment Companies, SEC Release No. IC-23064 (Mar. 13, 1998).

(3)         Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Release No. 33-6988 (Apr. 6, 1993).

(4)         Id.

Early guidance on the meaning of an “appropriate broad-based securities market index” comes from SEC statements in 1972 regarding their use in the context of Section 205(b) of the Investment Advisers Act of 1940.  Specifically, the SEC stated:

In determining whether an index is appropriate for a particular investment company, directors should consider factors such as the volatility, diversification of holdings, types of securities owned and objectives of the investment company.  For example, a broadly based market value weighted index of common stocks ordinarily would be an appropriate index, but an index based upon a relatively few large ‘blue chip’ stocks would not.  For investment companies that invest exclusively in a particular type of security or industry, either a specialized index that adequately represents the performance of that type of security or a broadly based market value weighted index ordinarily would be considered appropriate.  Of course, if an investment company invests in a particular type of security an index which measures the performance of another particular type of security would be inappropriate.(5)  (emphasis added)

Finally, in regards to the ability of a fund to select a broad-based index, the SEC stated that “[the ‘appropriate index’ language] would give a fund a considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests.  In some cases, of course, there will not be an index available that encompasses the types of securities in which the fund invests.  Nonetheless, a broad market index could always be used to serve as a benchmark for how an alternative, unmanaged investment in the securities market performed during the period” (emphasis added).(6)

In light of each Fund’s investment objective and principal investment strategies, the Registrant believes that each Fund’s custom proprietary index is “appropriate” within the meaning of the Form N-1A definition because the custom proprietary index reflects the market for the principal investments of the

(5)         Factors to be Considered in Connection with Investment Advisory Contracts Containing Incentive Fee Arrangements, SEC Release Nos. IA-315, IC-7113 (Apr. 18, 1972).

(6)         Disclosure and Analysis of Mutual Fund Performance Information; Portfolio Manager Disclosure, SEC Release No. IC-17294 (Jan. 8, 1990).

Fund.  Importantly, each Fund’s custom proprietary index is calculated and administered by an organization unaffiliated with the Funds, their investment adviser and their principal underwriter.(7)

The Registrant also believes that a custom proprietary index would be sufficiently “broad-based” if the index is sufficiently representative of a broad segment of the securities market such that it is “not composed of securities of firms in a particular industry or group of related industries.”  The Registrant believes that each Fund’s custom proprietary index represents a sufficiently broad segment of the securities market that it should be deemed to be a “broad-based securities market index.”  Accordingly, the Registrant believes each Fund’s custom proprietary index provides investors with a basis for evaluating the Fund’s performance and risks relative to the market, consistent with the requirements of Form N-1A and the SEC guidance cited above.

In addition, the Registrant emphasizes that, consistent with the SEC’s guidance that funds should have “a significant degree of flexibility to select an index that it believes best reflects the markets in which the fund invests”, funds should be given considerable deference in determining whether a custom proprietary benchmark index is an “appropriate broad-based securities market index” so long as the index satisfies the Form N-1A definition as is the case with respect to the Funds.

Comment 2:                           In accordance with Item 27(b)(7)(iv) of Form N-1A, provide a table showing the number of days the market price of each Fund’s shares was greater or less than the Fund’s net asset value (i.e., premium or discount) for the most recently completed five fiscal years (or the life of the Fund, if shorter).

Response 2:                              We note that Item 27(b)(7)(iv) of Form N-1A permits the Registrant to omit the required table displaying the frequency of premiums and discounts if the Registrant provides an Internet address for the Funds’ website, at which investors may obtain the premium/discount information required in Item 11(g)(2) of Form

(7)         “To prevent a conflict of interest from arising, the index must be created and administered by an organization that is not an affiliated person of the fund, its adviser or principal underwriter . . . .” Disclosure of Mutual Fund Performance and Portfolio Managers, Investment Company Act Rel. No. 19382 (Apr. 6, 1993) (citing potential conflicts of interest as the primary reason for requiring a broad-based securities market index to be administered by an unaffiliated third party, unless the index is widely recognized and used, in which case the potential for conflict is diminished because the index is used for purposes other than as a benchmark against which to measure fund performance).

N-1A. Item 11(g)(2) requires exchange-traded funds to provide a table showing the number of days the market price of each Fund’s shares was greater or less than the Fund’s net asset value for the most recently completed calendar year, as well as all completed calendar quarters since the end of that year. Similarly, Item 11(g)(2) also permits the Registrant to omit that table if the Registrant provides an Internet address at the Funds’ website for investors to obtain the required premium and discount information.

To the extent that the required premium and discount information is not already included on the Funds’ website, www.hartfordfunds.com/etf, the Registrant confirms that it plans to add such information for each Fund on the Funds’ website in the near future. The Funds’ annual report for the period ended September 30, 2017 filed on Form N-CSR on December 8, 2017 discloses that this information may be found on the Funds’ website, www.hartfordfunds.com/etf. The disclosure informing shareholders that this information is on the Funds’ website was inadvertently omitted in the Funds’ annual report for the period ended September 30, 2016; however, the Registrant confirms that it will continue to be included in future shareholder reports.

Should you have any questions, please feel free to contact me at (202) 261-3464.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:                  Alice A. Pellegrino

John V. O’Hanlon